FORM 4 ___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . 0.5

1. Name and Address of Reporting Person*	2. Issuer Name and Tickler or Trading Symbol Seitel, Inc. SEI	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) Pearlman, Herbert M.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year March 2001	_x_Director ___10% Owner	___Officer (give title below) ___Other (specify below)
(Street) 50 Briar Hollow Lane, 7th Floor West Houston, Texas 77027	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _x_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01	3/01/01	X	7,200	A	11.8206
Common Stock, par value $.01	3/01/01	S	7,200	D	18.8000
Common Stock, par value $.01	3/02/01	X	28,100	A	11.8206
Common Stock, par value $.01	3/02/01	S	13,100	D	18.9000
Common Stock, par value $.01	3/02/01	S	15,000	D	18.8800
Common Stock, par value $.01	3/05/01	S	5,000	D	20.7000
Common Stock, par value $.01	3/05/01	S	7,900	D	21.4649
Common Stock, par value $.01	3/06/01	S	8,900	D	21.2362
Common Stock, par value $.01	3/06/01	S	5,500	D	21.0818
Common Stock, par value $.01	3/0701	S	15,474	D	21.2273
Common Stock, par value $.01	3/08/01	S	1,600	D	22.4000
Common Stock, par value $.01	3/09/01	S	5,000	D	22.0000
Common Stock, par value $.01	3/09/01	S	5,000	D	21.7500
Common Stock, par value $.01	3/09/01	S	5,000	D	21.5000
Common Stock, par value $.01	3/09/01	S	5,000	D	21.3800
Common Stock, par value $.01	3/09/01	S	5,000	D	21.4260
Common Stock, par value $.01	3/12/01	S	10,000	D	22.6500
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned, continued
Common Stock, par value $.01	3/12/01	S	5,000	D	22.7500
Common Stock, par value $.01	3/12/01	S	5,000	D	22.7200
Common Stock, par value $.01	3/13/01	S	400	D	22.8500
Common Stock, par value $.01	3/13/01	S	5,000	D	22.9000
Common Stock, par value $.01	3/13/01	S	5,000	D	23.0000	433,917	D
4,554	I	By Spouse
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants-Right to Buy	11.8206	3/01/01	X	7,200	7/10/94	4/11/02	Common Stock	7,200
Warrants-Right to Buy	11.8206	3/02/01	X	28,100	7/10/94	4/11/02	Common Stock	28,100	0	D
Options-Right to Buy	18.8000	3/01/01	A	V	7,200	3/01/01	3/01/06	Common Stock	7,200
Options-Right to Buy	18.8000	3/01/01	G	7,200	3/01/01	3/01/06	Common Stock	7,200	0	D
Options-Right to Buy	18.8800	3/02/01	A	V	15,000	3/02/01	3/02/06	Common Stock	15,000
Options-Right to Buy	18.8800	3/02/01	G	15,000	3/02/01	3/02/06	Common Stock	15,000	0	D
Options-Right to Buy	18.9000	3/02/01	A	V	13,100	3/02/01	3/02/06	Common Stock	13,100	D
Options-Right to Buy	18.9000	3/02/01	G	7,800	3/02/01	3/02/06	Common Stock	7,800	5,300	D

Explanation of Responses:

/s/ Herbert M. Pearlman by Marcia H. Kendrick **Signature of Reporting Person	04/09/01 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure